Voorhees Acquisition Corp.
                              100 Garden City Plaza
                                    Suite 500
                              Garden City, NY 11530


FILED VIA EDGAR

March 24, 2006

Attn: Brian K. Bhandari
U.S. Securities and Exchange Commission
Mail Stop: 3561
450 Fifth Street, N.W.
Washington, DC 20549

   Re:       Voorhees Acquisition Corp. (the "Company")
             Form 10-KSB
             Filed January 27, 2006
             File No. 000-51045

Dear Mr. Bhandari,

We are currently in the process of having the audit completed for the Company.

It is estimated that the audit will be completed April 18, 2006 and we should be in a position to file the Form 10KSB/A for the year ended December 31, 2005 by the end of April 2006.

We have revised that disclosure to state that the Company's internal controls are effective in an amended Form 10KSB/A (amendment #1) filed on EDGAR on the date of this letter.

The Company acknowledges the following:

a) the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

b) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

c) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Voorhees Acquisition Corp.


/s/ Philip E. Zegarelli
-------------------------------------
By: Philip E. Zegarelli
Title: President